UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2021

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

14th Floor - 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Material Change Report dated November 1, 2021 - "Preliminary Economic Assessment NI 43-101 Technical Report, Pebble Project, Alaska, USA" dated effective September 9, 2021.

99.2	Consents of Qualified Persons dated November 1, 2021 - Hassan Ghaffari, P.Eng

99.3	Consents of Qualified Persons dated November 1, 2021 - Les Galbraith, P.Eng., P.E.

99.4	Consents of Qualified Persons dated November 1, 2021 - David Gaunt, P.Geo.

99.5	Consents of Qualified Persons dated November 1, 2021 - Sabry Abdel Hafez, P.Eng.

99.6	Consents of Qualified Persons dated November 1, 2021 - Stephen Hodgson, P.Eng.

99.7	Consents of Qualified Persons dated November 1, 2021 - Robin Kalanchey, P.Eng.

99.8	Consents of Qualified Persons dated November 1, 2021 - James Lang, P.Geo.

99.9	Consents of Qualified Persons dated November 1, 2021 - Eric Titley, P.Geo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

/s/ Trevor Thomas

Trevor Thomas
Secretary

Date:	November 4, 2021